Exhibit 99.1

Shay Evron, CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

METALINK REPORTS Q4 AND FULL YEAR 2011 RESULTS

Tel-Aviv, ISRAEL, April 2, 2012 - Metalink Ltd. (OTCQB: MTLK), today announced its audited financial results for the fourth quarter and full year ended December 31, 2011.

FINANCIAL RESULTS

Financial Highlights for the Fourth Quarter of 2011: Revenues for the fourth quarter of 2011 were $901,000, compared to $192,000 for the fourth quarter of 2010; Net profit for the fourth quarter of 2011 was $413,000, or $0.153 per share, compared to net profit of $402,000, or $0.149 per share, for the fourth quarter of 2010.

Financial Highlights for the Year Ended December 31, 2011: For the 12 months period, revenues were $2,050,000 compared to $813,000 for 2010; Net profit for the year was $747,000, or $0.278 per share, compared to net profit of $6,779,000, or $2.443 per share, for the year ended December 31, 2010.

Financial Income, Net: For the year ended December 31, 2011 was $52,000, compared to $438,000 financial income, for the year ended December 31, 2010.

Cash Status: Metalink’s cash, cash equivalents, as of December 31, 2011 were $5.32 million.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

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METALINK LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$5,321	$4,357
Trade accounts receivable	39	92
Other receivables	-	266
Government institutions	9	66
Prepaid expenses	3	8
Advance to supply	-	175
Inventories	252	37
Total current assets	5,624	5,001

Property and equipment, net	67	79

Total assets	$5,691	$5,080

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$30	$102
Other payables and accrued expenses	497	576
Short-term loan	-	-
Accrued severance pay	290	-
Total current liabilities	817	678

Accrued severance pay	-	275

Shareholders' equity*
Ordinary shares of NIS 1 par value (Authorized - 5,000,000 shares, issued and outstanding 2,780,707 shares (including treasury stocks) as of December 31, 2011 and December 31, 2010 )	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,142)	(144,889)
	14,759	14,012

Treasury stock, at cost: 89,850 as of
December 31, 2011	(9,885)	(9,885)
Total shareholders' equity	4,874	4,127

Total liabilities and shareholders' equity	$5,691	$5,080

* The number of shares has been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010

Revenues	$901	$192	$2,050	$813

Cost of revenues:	365	23	717	109

Gross profit	536	169	1,333	704

General and administrative	148	244	638	1,163

Operating profit (loss)	388	(75)	695	(459)
Financial income, net	25	477	52	438
Net profit (loss) from continuing operation	$413	$402	$747	$(21)
Discontinued operation
Operating loss from discontinued operation	-	-	-	107
Capital gain from sale of discontinued operation	-	-	-	6,907
Net profit from Discontinued operation	$-	$-	$-	$6,800
Net profit	$413	$402	$747	$6,779

Per share data-
Basic and Diluted earnings (loss) from continuing operations	$0.153	$0.149	$0.278	$(0.008)
Basic and Diluted earnings from discontinued operations	$-	$-	$-	$2.534
Basic and Diluted earnings	$0.153	$0.149	$0.278	$2.526

Shares used in computing earnings (loss) per ordinary share*:

Basic and Diluted	2,690,857	2,690,857	2,690,857	2,683,857

* Shares used for earnings (loss) per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.